March 11, 2022

VIA EDGAR

Mr. Mark Wojciechowski

Ms. Jenifer Gallagher

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: Pacific Green Technologies Inc.

Form 10-K for the Fiscal Year ended March 31, 2021

Filed June 29, 2021

File No. 000-54756

Dear Mr. Wojciechowski and Ms. Gallagher:

We are writing in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated February 25, 2022 relating to our company’s Form 10K filed with the Commission on June 29, 2021. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in italics.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 23

1. We note that while you have provided disclosures indicating you maintain disclosure controls and procedures, you have not provided any conclusions regarding the effectiveness of disclosure controls and procedures in either your annual report or the subsequent interim reports. You are required to conduct an evaluation of the effectiveness of disclosure controls and procedures as of the end of each fiscal quarter pursuant to §240.13a-15 of Regulation 13A; and you must disclose a conclusion regarding the effectiveness to comply with Item 307 of Regulation S-K.

Please revise your filings as necessary to clarify whether you have conducted the required evaluations and to disclose any conclusions that have been formulated by your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of each fiscal quarter.

Response: We respectfully acknowledge the Staff’s comments. We propose to revise our future fillings. We confirm that we will include the following statement in our annual filing on Form 10-K for the year ended March 31, 2022:

As required by Rule 13a-15 or 15d-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of our Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report, that being as at March 31, 2022. This evaluation was carried out by our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were XXX [Form 10-K]

We confirm that we will include the following statement in our interim filings on Form 10-Q for the subsequent periods:

Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on our evaluation of our disclosure controls and procedures as of June 30, 2022, our Chief Executive Officer and Chief Financial Officer concluded, as of such date, our disclosure controls and procedures were XXX [Form 10-Q]

Financial Statements

Consolidated Statements of Operations and Comprehensive Income, page F-4

2. We note that your cost of goods sold and gross profit measures exclude depreciation and amortization expense that may be attributable to the generation of revenue as either cost of goods sold or cost of services under GAAP.

The accommodation in SAB Topic 11:B for presenting an incomplete cost of goods sold measure generally requires that you provide a parenthetical notation identifying the excluded amounts. However, this accommodation does not extend to the measure of gross profit, which should reflect all costs of revenues in accordance with GAAP.

Given your disclosure in Note 2(g), explaining that you generate revenue from the sale of emission control equipment, related services, and design and engineering services, please disclose the extent to which your cost of goods sold measure also includes the cost of services. In conjunction with the foregoing, please describe the composition of amounts reported as “Management and technical consulting” and “Salaries and wage expenses” sufficiently to understand how these relate to business activities and the extent to which such amounts are also attributable to the costs of goods sold or costs of services.

Any amounts attributable to cost of goods sold and cost of services that are presented separately should be repositioned to precede and be reflected in your measure of gross profit. If you wish to retain an incomplete measure of gross profit in MD&A, you will need to select an alternate label for the measure and provide a reconciliation from gross profit in accordance with GAAP to your non-GAAP measure, along with the additional information prescribed by Item 10(e) of Regulation S-K.

Please revise your Statements of Operations and Comprehensive Income, financial statement notes, and the related tabulations and narratives in MD&A, accordingly.

Response: We wish to inform the Staff that we do not allocate a portion of depreciation or amortization expense to financial statement line item cost of goods sold as we do not own or lease a manufacturing facility or equipment that would require such depreciation. Our engineers work with a third party manufacturer to produce our emission control equipment. Our depreciation and amortization expenses are mainly related to office building, furniture, computer equipment, patent and other intangible assets. We have considered whether these expenses should be included in cost of goods sold and have concluded that they are not directly attributable to the generation of revenue as either cost of goods sold or cost of services.

To the extent that our engineers are directly involved in project designs and providing services to clients, we record their salaries and related expenses to cost of goods sold.

Historically, our cost of services has been immaterial in proportion to our total cost of goods sold. We will add the following disclosure to future filings to clarify the fact that cost of goods sold also includes cost of services:

Costs of providing services to our customers is included in cost of goods sold on the statement of operations and comprehensive income.

Management and technical consulting fees are comprised of fees paid to third parties and the directors of the company for business development efforts, advisory services, and logistical support coordination alongside with our engineers. We have considered whether the services provided should be included in cost of goods sold and have concluded that these represent period costs as they are not directly attributable to the specific goods being provided to our customers.

Salaries and wage expenses are incurred for general support functions. They are back-office type costs for global management and are not directly or indirectly related to cost of goods sold and cost of services. These back-office functions include:

●	Executive officers
●	Administration
●	Accounting and finance
●	Human resources
●	Corporate development
●	Sales and marketing
●	Maintenance and other support costs

Should the Staff have additional questions or comments, please do not hesitate to contact the undersigned at richard.fraser-smith@pacificgreen.tv.

Sincerely,

/s/ Richard Fraser-Smith
Richard Fraser-Smith
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)
Pacific Green Technologies Inc.

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